

November 19, 2010

Boyd Hoback
President & Chief Executive Officer
Good Times Restaurants Inc.
601 Corporate Circle
Golden, Colorado 80401

      Re: Good Times Restaurants Inc.
           Preliminary Schedule 14A Proxy Statement
           Filed November 5, 2010
           File No. 000-18590

Dear Mr. Hoback:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John Dana Brown
                    Attorney-Advisor